SEC File Number: 0-10593

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)

           [_] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                         For Period Ended: July 31, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: N/A

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Nothing  in this  Form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:__________________________________

Part I - Registrant Information

     Full Name of Registrant: Candie's, Inc.
     Former name if applicable: Millfeld Trading Co., Inc.


     Address of Principal
     Executive Office (Street and Number): 2975 Westchester Avenue
                                           Purchase, New York 10577


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to



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     Rule  12b-25(b),   the  following  should  be  completed.   (Check  box  if
     appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Form 10-Q for the quarter ended July 31, 1999 could not be filed within the prescribed time period due to unforeseen difficulties arising in connection with its preparation primarily relating to the inability of the registrant to complete the financial statements required in the Form 10-Q on a timely basis.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Deborah K. Sorell, Esq.    (914) 694-8600
     ---------------------------------------------------------
     (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [x] No

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     Annual  Report on Form 10-K for the fiscal year ended  January 31, 1999 and
Quarterly Report on Form 10-Q for the quarter ended April 30, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 Candie's, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 15, 1999                             /s/ Neil Cole
                                                      --------------------------
                                                      Neil Cole,
                                                      Chief Executive Officer





                                      - 3 -

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                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                                 CANDIE'S, INC.


              With respect to its Form 10-Q for the fiscal quarter
                               ended July 31, 1999



     The registrant is unable at this time to quantify its financial results for its fiscal quarter ended July 31, 1999 due to its delay in completing the financial statements for the quarter ended July 31, 1999. The quarterly financial statements could not be completed on a timely basis due to, among other things, the timing of the completion of the registrant's financial statements for its fiscal year ended January 31, 1999. However, the registrant does expect that the financial statements for its fiscal quarter ended July 31, 1999 will reflect operating and net losses compared to operating and net income for the comparable quarter in 1998.